IMAGE CHAIN GROUP LIMITED, INC.

Room 503, 5/F, New East Ocean Centre

9 Science Museum Road

Kowloon, Hong Kong, S.A.R.

(852) 3188-2700

By EDGAR

December 28, 2017

Jay Ingram

Mindy Hooker

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Image Chain Group Limited, Inc.
Form 8-K Filed November 14, 2017 File No. 000-55326

Dear Mr. Ingram, Ms. Hooker:

This letter is in response to the letter dated December 12, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Image Chain Group Limited, Inc. (the “Company”, “we”, “our”). Simultaneously with the transmission of this response letter, we are filing through EDGAR an amended Form 8-K reflecting the changes described herein. For ease of reference, we have repeated the Commission’s comments in BOLD in this response and numbered them accordingly.

General

1. Please update the financial statements and other financial information in the filing for the period ended September 30, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

We have reviewed the guidance in Rule 8-08 of Regulation S-X and believe that disclosure of September 30, 2017 financial information is not required, as the filing of the Form 8-K was made on November 14, 2017, the date 45 days from the last quarter end, and the last date on which the Form 10-Q filed for the period ended June 30, 2017 was still current.

Explanatory Note, page 4

2. We note your disclosure that the exchange of the 5,000,000 shares of preferred stock for 5,000,000 shares of common stock has not taken place under the Stock Settlement and Release Agreement filed with your Form 8-K on February 14, 2017 and that the May 1, 2017 decrease in your authorized shares of preferred stock is still in process. Please tell us whether the parties to the settlement agreement amended the settlement agreement to agree to the reverse stock split of a 1 for 100 basis to receive 50,000 common shares instead of 5,000,000 common shares. Please also disclose the number of your preferred shares that are outstanding and whether such preferred stock is authorized.

The Stock Settlement and Release Agreement was not amended to reflect the reverse stock split. The Company does not view such an amendment as necessary, given (i) the prior agreement of the preferred shareholder to exchange their preferred stock for common stock, (ii) the preferred stock does not vote as a separate class and (iii) the consent of a majority of the common stock was obtained to approve the reverse stock split.

In response to the Staff’s comment, the number of authorized and outstanding preferred stock has been stated in the Explanatory Note.

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Securities and Exchange Commission December 28, 2017

Item 1.01 Entry into a Material Definitive Agreement, page 6

3. We note disclosure that prior to disposing of your assets on November 15, 2016, you were in the business of promoting and distributing branded teas. We also note disclosure that after the November 14, 2017 transaction, you are in the business of selling tea products. Please provide a brief description of any material relationship between the registrant or its affiliates and any of the parties, other than in the respect of the Share Exchange Agreement. See Item 1.01(a)(1) of Form 8-K.

With regard the sale of the prior business of promoting and distributing branded teas (the “prior business”) and the current business of producing tea polyphenols and tea polyphenol-based products (the “current business”), the Company confirms that none of the parties involved in (i) selling the prior business to the Company, (ii) purchasing the prior business from the Company, or (iii) selling the current business to the Company, have a material relationship with the Company or its affiliates. Furthermore, the Company is not aware of, and has no reason to believe there exists, a material relationship between any of the parties involved in selling or buying the prior business and those involved in selling the current business.

Liquidity and Capital Resources, page 16

4. We note disclosure of your short-term bank loans, long-term bank loans and amounts due to related parties. Please revise your filing to provide disclosure under Item 2.03 of Form 8-K.

In response to the Staff’s comment, the disclosure has been updated. The related party transactions are not reflected in written agreements.

Directors and Executive Officers, page 21

5. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. See Item 401(e) of Regulation S-K.

Pursuant to the Staff’s comment, the relevant disclosure has been added to the section.

Exhibits, page 33

6. We note the articles of incorporation and certificate of correction of the articles of incorporation filed as exhibits 3.1 and 3.3. Please file the May 1, 2017 amendment to your articles of incorporation as disclosed on page 4. Please ensure that the description of your preferred stock on page 28 in the Description of Securities section is consistent with your amended articles of incorporation.

The May 1, 2017 certificate of change to the articles of incorporation has been included as Exhibit 3.4 to the amended 8-K. The Description of Securities section has been updated in response to the Staff’s comment. The Company confirms that the description of its common stock and preferred stock on page 28 of the amended Form 8-K in the Description of Securities section is consistent with its articles of incorporation.

Exhibit 2.1

7. Please refile the Share Exchange Agreement to include the information in Exhibit A. We note that the names of the Image P2P Trading Group Limited (Image P2P) selling stockholders, the number of Image P2P shares they own, and the amount of your common stock they will receive in the share exchange are not included in the exhibit.

In response to the Staff’s comment, the Share Exchange Agreement has been refiled to include the names and share numbers for the selling stockholders, but has been redacted as to personal addresses of the selling stockholders.

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Securities and Exchange Commission December 28, 2017

Exhibits 99.1 and 99.2

8. Please request that your auditor provide a properly dated opinion which complies with Article 2-02 of Regulation S-X and amend your filing to include such opinion.

The auditor has dated their opinion in response to the Staff’s comment.

Exhibit 99.3

3. Pro Forma Adjustments, page 5

9. It appears that you are eliminating the accumulated deficit prior to the date of the SEA of Image Chain Group, not P2P Trading Group as your footnote indicates. Please modify your notes to the pro forma statements, to properly identify the entity for which the accumulated loss is being adjusted.

The Pro Forma presentation has been corrected pursuant to the Staff’s comment.

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Should you have any further comments, please David Po, Chief Executive Officer, or Jonathan Tam, Chief Financial Officer, at +852 3188 2700.

Sincerely,

/s/ David Po
David Po
Chief Executive Officer, President, Secretary and Chairman

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